EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Raises Full-Year Outlook after Reporting Strong Third Quarter Results
Oak Brook, Illinois, October 29, 2020 — Federal Signal Corporation (NYSE:FSS) (the “Company”), a leader in environmental and safety solutions, today reported results for the third quarter ended September 30, 2020.
Third Quarter Highlights
•Net sales of $280 million
•Operating margin of 12.2%, compared to 12.5% last year
•Adjusted EBITDA margin of 16.4%, exceeding high end of target range, and up from 16.1% last year
•GAAP EPS of $0.41
•Adjusted EPS of $0.42
•Orders of $266 million, up $65 million, or 32%, compared to the second quarter of 2020
•Year-to-date operating cash generation of $80 million, up $21 million, or 36%, from last year
•$66 million of cash and $251 million of credit facility availability at end of quarter
•Raising full-year adjusted EPS* outlook to a new range of $1.58 to $1.66, from the previous range of $1.53 to $1.65
Consolidated net sales for the third quarter were $280 million, compared to $309 million in the same quarter a year ago. Net income for the third quarter was $25.3 million, equal to $0.41 per diluted share, compared to $28.4 million, equal to $0.46 per share, in the prior-year quarter.
The Company also reported adjusted net income for the third quarter of $25.9 million, equal to $0.42 per diluted share, compared to $28.9 million, or $0.47 per diluted share, in the third quarter of last year. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Impressive Operational Performance Despite Ongoing Disruptions; Margin Again Exceeds Target Range, and Order Trends Improve Sequentially
“Our operating results were in line with the high expectations we had for the quarter, with seasonally-strong performance at many of our businesses. Our teams continue to demonstrate excellent operational execution in challenging circumstances, while prioritizing the safety of our employees,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Once again, we delivered margin performance above the upper end of our target range, achieving an adjusted EBITDA margin of 16.4%. In addition, our third quarter order intake was up $65 million, or 32%, compared to the second quarter, further evidencing our strong business fundamentals, broad range of product offerings, and diversity in our end markets.”
In the Environmental Solutions Group, net sales for the third quarter were $231 million, compared to $254 million in the prior-year quarter. In the Safety and Security Systems Group, net sales were $49 million, compared to $55 million last year.
Consolidated operating income for the third quarter was $34.0 million, compared to $38.6 million in the prior-year quarter. Consolidated operating margin was 12.2%, compared to 12.5% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the third quarter was $45.9 million, compared to $49.8 million in the prior-year quarter, and consolidated adjusted EBITDA margin improved to 16.4%, compared to 16.1% last year.
Adjusted EBITDA in the Environmental Solutions Group was $43.9 million, compared to $46.0 million in the prior-year quarter, and its adjusted EBITDA margin was 19.0%, up from 18.1% last year. In the Safety and Security Systems Group, adjusted EBITDA was $8.2 million, compared to $9.4 million in the prior-year quarter, and its adjusted EBITDA margin was 16.8%, compared to 17.2% last year.

Consolidated backlog at September 30, 2020 was $320 million, compared to $367 million in the prior-year quarter.
Financial Position Remains Strong, Providing Flexibility to Fund Growth Opportunities and Cash Returns to Stockholders
Net cash of $15 million was provided by operating activities during the third quarter, bringing the total cash generated from operations so far this year to $80 million, an improvement of $21 million, or 36%, compared to the prior-year period.
At September 30, 2020, consolidated debt was $239 million, total cash and cash equivalents were $66 million and the Company had $251 million of availability for borrowings under its five-year revolving credit facility, which was executed in July 2019.
“Our financial position continues to be very strong,” said Sherman. “It provides us with flexibility to pursue strategic acquisitions, invest in organic growth initiatives, and fund cash returns to stockholders.”
The Company funded dividends of $4.8 million during the third quarter, reflecting a dividend of $0.08 per share, and the Board of Directors recently declared a similar dividend that will be payable in the fourth quarter. In addition, the Company repurchased $0.2 million of stock in the third quarter under its existing share repurchase program.
Outlook
“Our track record of solid execution during these challenging times and the continued strength of our backlog provide us with confidence in the year,” noted Sherman. “As a result, we are raising our 2020 adjusted EPS* outlook to a new range of $1.58 to $1.66, from a range of $1.53 to $1.65. The new range would represent the second highest adjusted EPS* in our history, surpassed only by the record set last year.”
CONFERENCE CALL
Federal Signal will host its third quarter conference call on Thursday, October 29, 2020 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at www.federalsignal.com or by dialing phone number 1-877-705-6003 and entering the pin number 13712051. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: direct and indirect impacts of the coronavirus pandemic and the associated government response, economic conditions in various regions, product and price competition, supply chain disruptions, work stoppages, availability and pricing of raw materials, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. When reporting adjusted EPS in 2020, we have made, and would expect to continue to make, certain adjustments to exclude the impact of acquisition and integration-related expenses, pension-related charges, restructuring activity, coronavirus-related expenses and purchase accounting effects, where applicable. In prior years, we have also made adjustments to GAAP net income and diluted EPS for hearing loss settlement charges and special tax items. Should any similar items occur in 2020, we would also expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per share data)	2020	2019	2020	2019
Net sales	$279.8	$308.8	$836.0	$906.9
Cost of sales	207.2	226.8	618.3	665.6
Gross profit	72.6	82.0	217.7	241.3
Selling, engineering, general and administrative expenses	38.4	43.0	118.0	128.7
Acquisition and integration-related expenses	0.2	0.4	0.8	1.9
Restructuring	—	—	1.3	—
Operating income	34.0	38.6	97.6	110.7
Interest expense	1.2	2.1	4.5	6.1
Other (income) expense, net	(0.1)	0.2	2.1	0.5
Income before income taxes	32.9	36.3	91.0	104.1
Income tax expense	7.6	7.9	20.9	25.4
Net income	$25.3	$28.4	$70.1	$78.7
Earnings per share:
Basic	$0.42	$0.47	$1.16	$1.31
Diluted	$0.41	$0.46	$1.14	$1.28
Weighted average common shares outstanding:
Basic	60.3	60.2	60.3	60.1
Diluted	61.3	61.4	61.5	61.3
Cash dividends declared per common share	$0.08	$0.08	$0.24	$0.24

Operating data:
Operating margin	12.2%	12.5%	11.7%	12.2%
Adjusted EBITDA	$45.9	$49.8	$135.2	$142.8
Adjusted EBITDA margin	16.4%	16.1%	16.2%	15.7%
Total orders	$265.8	$328.8	$771.0	$935.8
Backlog	319.7	366.9	319.7	366.9
Depreciation and amortization	11.2	10.8	33.1	30.1

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2020	December 31, 2019
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$66.2	$31.6
Accounts receivable, net of allowances for doubtful accounts of $3.0 and $2.4, respectively	145.0	134.2
Inventories	196.6	182.9
Prepaid expenses and other current assets	9.9	12.0
Total current assets	417.7	360.7
Properties and equipment, net of accumulated depreciation of $133.0 and $125.5, respectively	105.6	91.9
Rental equipment, net of accumulated depreciation of $40.9 and $33.6, respectively	115.4	115.4
Operating lease right-of-use assets	22.4	27.6
Goodwill	392.0	388.8
Intangible assets, net of accumulated amortization of $29.4 and $22.1, respectively	155.4	162.9
Deferred tax assets	7.7	10.0
Deferred charges and other long-term assets	8.2	7.9
Long-term assets of discontinued operations	0.3	0.3
Total assets	$1,224.7	$1,165.5
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$0.2	$0.2
Accounts payable	71.1	65.0
Customer deposits	11.5	11.5
Accrued liabilities:
Compensation and withholding taxes	27.8	31.1
Current operating lease liabilities	8.1	8.2
Other current liabilities	39.7	44.0
Current liabilities of discontinued operations	0.2	0.2
Total current liabilities	158.6	160.2
Long-term borrowings and finance lease obligations	238.7	220.3
Long-term operating lease liabilities	16.2	21.6
Long-term pension and other postretirement benefit liabilities	44.6	50.9
Deferred tax liabilities	58.1	52.7
Other long-term liabilities	27.8	17.3
Long-term liabilities of discontinued operations	0.9	0.9
Total liabilities	544.9	523.9
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 67.8 and 66.9 shares issued, respectively	67.8	66.9
Capital in excess of par value	237.4	228.6
Retained earnings	583.8	528.2
Treasury stock, at cost, 7.3 and 6.4 shares, respectively	(119.3)	(93.0)
Accumulated other comprehensive loss	(89.9)	(89.1)
Total stockholders’ equity	679.8	641.6
Total liabilities and stockholders’ equity	$1,224.7	$1,165.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(in millions)	2020	2019
Operating activities:
Net income	$70.1	$78.7
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33.1	30.1
Stock-based compensation expense	5.4	5.9
Payments for acquisition-related activity	—	(3.1)
Deferred income taxes	8.4	8.6
Changes in operating assets and liabilities	(37.4)	(61.6)
Net cash provided by operating activities	79.6	58.6
Investing activities:
Purchases of properties and equipment	(24.3)	(21.2)
Proceeds from sales of properties and equipment	0.5	0.3
Payments for acquisition-related activity	(6.2)	(49.6)
Proceeds from acquisition-related activity	0.8	—
Other, net	—	0.2
Net cash used for investing activities	(29.2)	(70.3)
Financing activities:
Increase in revolving lines of credit, net	20.5	37.5
Payments of debt financing fees	—	(1.0)
Purchases of treasury stock	(13.7)	(1.0)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(9.0)	(1.9)
Payments for acquisition-related activity	—	(10.3)
Cash dividends paid to stockholders	(14.5)	(14.5)
Proceeds from stock-based compensation activity	0.6	1.7
Other, net	0.1	—
Net cash (used for) provided by financing activities	(16.0)	10.5
Effects of foreign exchange rate changes on cash and cash equivalents	0.2	(0.3)
Increase (decrease) in cash and cash equivalents	34.6	(1.5)
Cash and cash equivalents at beginning of year	31.6	37.4
Cash and cash equivalents at end of period	$66.2	$35.9

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and nine months ended September 30, 2020 and 2019:
Environmental Solutions Group

	Three Months Ended September 30,			Nine months ended September 30, 2020
($ in millions)	2020	2019	Change	2020	2019	Change
Net sales	$231.0	$254.0	$(23.0)	$678.2	$740.7	$(62.5)
Operating income	33.0	35.9	(2.9)	91.0	106.4	(15.4)
Adjusted EBITDA	43.9	46.0	(2.1)	124.8	135.1	(10.3)
Operating data:
Operating margin	14.3%	14.1%	0.2%	13.4%	14.4%	(1.0)%
Adjusted EBITDA margin	19.0%	18.1%	0.9%	18.4%	18.2%	0.2%
Total orders	$220.0	$270.2	$(50.2)	$615.2	$767.1	$(151.9)
Backlog	292.6	337.8	(45.2)	292.6	337.8	(45.2)
Depreciation and amortization	10.4	10.0	0.4	30.6	27.5	3.1
Safety and Security Systems Group

	Three Months Ended September 30,			Nine months ended September 30, 2020
($ in millions)	2020	2019	Change	2020	2019	Change
Net sales	$48.8	$54.8	$(6.0)	$157.8	$166.2	$(8.4)
Operating income	7.4	8.6	(1.2)	25.2	26.8	(1.6)
Adjusted EBITDA	8.2	9.4	(1.2)	28.1	29.3	(1.2)
Operating data:
Operating margin	15.2%	15.7%	(0.5)%	16.0%	16.1%	(0.1)%
Adjusted EBITDA margin	16.8%	17.2%	(0.4)%	17.8%	17.6%	0.2%
Total orders	$45.8	$58.6	$(12.8)	$155.8	$168.7	$(12.9)
Backlog	27.1	29.1	(2.0)	27.1	29.1	(2.0)
Depreciation and amortization	0.8	0.8	—	2.5	2.5	—
Corporate Expenses
Corporate operating expenses were $6.4 million and $5.9 million for the three months ended September 30, 2020 and 2019, respectively. For the nine months ended September 30, 2020 and 2019, corporate operating expenses were $18.6 million and $22.5 million, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted Net Income and Earnings Per Share (“EPS”):
The Company believes that modifying its 2020 and 2019 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results across reporting periods. During the three and nine months ended September 30, 2020 and 2019 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses, pension-related charges, restructuring activity, coronavirus-related expenses and purchase accounting effects, where applicable.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2020	2019	2020	2019
Net income	$25.3	$28.4	$70.1	$78.7
Add:
Income tax expense	7.6	7.9	20.9	25.4
Income before income taxes	32.9	36.3	91.0	104.1
Add:
Acquisition and integration-related expenses	0.2	0.4	0.8	1.9
Pension-related charges (a)	—	—	2.5	—
Restructuring	—	—	1.3	—
Coronavirus-related expenses (b)	0.4	—	2.2	—
Purchase accounting effects (c)	0.2	0.2	0.5	0.5
Adjusted income before income taxes	33.7	36.9	98.3	106.5
Adjusted income tax expense (d)	(7.8)	(8.0)	(22.5)	(25.9)
Adjusted net income	$25.9	$28.9	$75.8	$80.6

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars per diluted share)	2020	2019	2020	2019
EPS	$0.41	$0.46	$1.14	$1.28
Add:
Income tax expense	0.13	0.13	0.34	0.41
Income before income taxes	0.54	0.59	1.48	1.69
Add:
Acquisition and integration-related expenses	0.00	0.01	0.01	0.03
Pension-related charges (a)	—	—	0.04	—
Restructuring	—	—	0.02	—
Coronavirus-related expenses (b)	0.01	—	0.04	—
Purchase accounting effects (c)	0.00	0.00	0.01	0.01
Adjusted income before income taxes	0.55	0.60	1.60	1.73
Adjusted income tax expense (d)	(0.13)	(0.13)	(0.37)	(0.42)
Adjusted EPS	$0.42	$0.47	$1.23	$1.31
(a)    Pension-related charges in the nine months ended September 30, 2020 relate to charges incurred in connection with the withdrawal from a multi-employer pension plan. Such charges are included as a component of Other (income) expense, net on the Condensed Consolidated Statement of Operations.
(b)    Coronavirus-related expenses in the three and nine months ended September 30, 2020 include direct expenses incurred as a result of the coronavirus pandemic, that are incremental to, and separable from, normal operations. Such expenses primarily relate to incremental paid time off provided to employees and costs incurred to implement enhanced workplace safety protocols.

(c)    Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of acquired JJE equipment that was sold subsequent to the acquisition in the three and nine months ended September 30, 2020 and 2019, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired.
(d)    Adjusted income tax expense for the three and nine months ended September 30, 2020 and 2019 was recomputed after excluding the impact of acquisition and integration-related expenses, pension-related charges, restructuring activity, coronavirus-related expenses and purchase accounting effects, where applicable.
Adjusted EBITDA and Adjusted EBITDA Margin:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, restructuring activity, coronavirus-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2020	2019	2020	2019
Net income	$25.3	$28.4	$70.1	$78.7
Add:
Interest expense	1.2	2.1	4.5	6.1
Acquisition and integration-related expenses	0.2	0.4	0.8	1.9
Restructuring	—	—	1.3	—
Coronavirus-related expenses	0.4	—	2.2	—
Purchase accounting effects*	0.1	0.0	0.2	0.1
Other (income) expense, net	(0.1)	0.2	2.1	0.5
Income tax expense	7.6	7.9	20.9	25.4
Depreciation and amortization	11.2	10.8	33.1	30.1
Consolidated adjusted EBITDA	$45.9	$49.8	$135.2	$142.8

Net sales	$279.8	$308.8	$836.0	$906.9

Consolidated adjusted EBITDA margin	16.4%	16.1%	16.2%	15.7%
* Excludes purchase accounting expenses reflected in depreciation and amortization of $0.1 million and $0.2 million for the three months ended September 30, 2020 and 2019, respectively, and $0.3 million and $0.4 million for the nine months ended September 30, 2020 and 2019, respectively.

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2020	2019	2020	2019
Operating income	$33.0	$35.9	$91.0	$106.4
Add:
Acquisition and integration-related expenses	0.1	0.1	0.3	1.1
Restructuring	—	—	0.7	—
Coronavirus-related expenses	0.3	—	2.0	—
Purchase accounting effects*	0.1	0.0	0.2	0.1
Depreciation and amortization	10.4	10.0	30.6	27.5
Adjusted EBITDA	$43.9	$46.0	$124.8	$135.1

Net sales	$231.0	$254.0	$678.2	$740.7

Adjusted EBITDA margin	19.0%	18.1%	18.4%	18.2%
* Excludes purchase accounting expenses reflected in depreciation and amortization of $0.1 million and $0.2 million for the three months ended September 30, 2020 and 2019, respectively, and $0.3 million and $0.4 million for the nine months ended September 30, 2020 and 2019, respectively.
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2020	2019	2020	2019
Operating income	$7.4	$8.6	$25.2	$26.8
Add:
Restructuring	—	—	0.3	—
Coronavirus-related expenses	—	—	0.1	—
Depreciation and amortization	0.8	0.8	2.5	2.5
Adjusted EBITDA	$8.2	$9.4	$28.1	$29.3

Net sales	$48.8	$54.8	$157.8	$166.2

Adjusted EBITDA margin	16.8%	17.2%	17.8%	17.6%